

Mail Stop 3233

March 30, 2018

Via E-Mail
Mr. David Oston
Chief Financial Officer
Five Oaks Investment Corp.
230 Park Avenue, 19th Floor
New York, NY 10169

> **Re:**   **Five Oaks Investment Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 16, 2018**
> **File No. 001-35845**

Dear Mr. Oston:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2017 Highlights, page 39

1.   We note that you have presented economic loss on common equity. In future filings, please more clearly define how this non-GAAP measure is calculated.

2.   We note your disclosure of MBS exposure on a non-GAAP basis. Please either expand your disclosure to explain what is meant by credit risk exposure on a non-GAAP combined basis or include a reference to where these measures are defined and reconciled elsewhere in the filing.

<u>Liquidity and Capital Resources, page 54</u>

3. We note your debt-to-equity ratio increased from 5.6:1 to 8.5:1 year over year, due to the deployment of the June 2017 follow-on equity offering proceeds and portfolio reallocation in favor of Agency RMBS. Please tell us and clarify in future filings how the deployment of offering proceeds could result in an increased debt-to-equity ratio. We also note that the debt-to-equity ratios presented are "on a GAAP and non-GAAP basis." However, it appears that the ratios exclude debt obligations of the consolidated multi-family and residential securitization trusts. Please clarify your disclosure in future filings to indicate these ratios are on a non-GAAP basis or tell us why you believe revision is unnecessary.

<u>Consolidated Balance Sheets, page F-3</u>

4. Please explain to us why the amount of available-for-sale pledged securities as disclosed on your balance sheet exceeds the carrying amount of available-for-sale securities for both periods presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities